METALLA ADDS ROYALTIES ON BARRICK GOLD'S WORLD CLASS LAMA COMPLEX

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
December 12, 2022

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has entered into a Royalty Purchase Agreement ("RPA") with an arm's length third-party dated December 9, 2022, to acquire an existing 2.5% to 3.75% gross value return ("GVR") royalty on gold and silver, and a 0.25% to 3.0% net smelter return ("NSR" and together with the GVR, the "Royalties") royalty on copper and other non-precious minerals, extracted from the majority of the Lama project ("Lama") owned by Barrick Gold Corp. ("Barrick")(NYSE: GOLD; TSX: ABX) for total consideration of $7.5 million in common shares and cash (the "Transaction").

Brett Heath, President & CEO of Metalla, commented, "The Lama project is part of one of the largest gold deposits in the world currently being contemplated by Barrick as a standalone operation. Our royalty will provide Metalla shareholders with outstanding exposure to one of the most significant geological gold bearing trends with a substantial amount of near-term growth, exploration upside, and first in class operator." Mr. Heath continued "We are excited by the $75 million being spent by Barrick on defining resources on the Lama extensions most of which is covered by the royalty area. This has resulted in some exciting drill results with a new discovery of a gold-copper porphyry style mineralization at depth. Barrick has initiated a study to evaluate the development of a standalone operation at Lama, on the Argentinean side, expected to be completed in Q2 2023, and provide a development decision for the Lama project in 2024."

LAMA (2.5% GVR)(1)(2)(3)(4)(6)

Lama is the Argentine portion of the 21Moz gold Pascua-Lama project straddling the border between Chile and Argentina. The Chilean Pascua portion has been placed into a closure process while the Argentina Lama portion, which has contained metal of 3.13 Moz gold and 236.9 Moz silver, is being considered as a standalone underground project as part of a potential Veladero-Lama complex operation. Barrick has spent over $4 billion on infrastructure in the vicinity and the Lama project would utilize the semi-completed process plant and tailings facilities. Barrick has outlined a block cave underground Lama project with an initial processing capacity of 13-15 Ktpd with the potential to expand to 30 Ktpd in the future.

Barrick has committed up to $75 million at the Lama project with 10 to 12 drill rigs operating and studies are ongoing to evaluate the capital required to complete the mill and plant facilities in Argentina with a goal to target a development decision in 2024. Recent drilling in the royalty area has confirmed mineralization 300 meters to the east of the current known resource in an area known as Lama East with significant intercepts including 1.79 g/t AuEq over 96.2 meters. At the Lama porphyry target, drilling confirmed the existence of gold-copper porphyry style mineralization at depth with a footprint of 2-km by 1.5-km. The Lama deposit remains open to the east, south and west of the project where no deep drilling has been conducted.

The gold GVR royalty provides for an escalation feature whereby the royalty rate increases from 2.5% to 3.75% after 5 Moz of gold production. In addition, the copper royalty which begins at a 0.25% NSR royalty escalates up to a 3.0% NSR royalty based upon the cumulative net smelter returns from the royalty area.

LAMA REGIONAL ROYALTY MAP(3)

Penelope (2.5% GVR)1,4,5,6

Penelope is a satellite pit of the greater Lama project in the southeast section of the Lama project and less than 10km from the Veladero mine which is in a 50% JV between Barrick and Shandong Gold Mining (SHA: 600547) (1787: HK). In 2021, a small geo-metallurgical drill campaign was carried out to collect additional metallurgical data with a focus on the potential for treating the ore through heap leach processing at Veladero where the mine is nearing an end.

Reserve & Resource Estimate - Penelope
	Tonnes	Gold		Silver
	(000's)	(g/t)	(Koz)	(g/t)	(Koz)
Measured Resources	570	2.7	51.5	5.2	95
Indicated Resources	6,870	2.1	475.1	6.4	1,425
Measured & Indicated Resources	7,450	2.2	526.6	6.4	1,520
Inferred Resources	30	2.2	2.2	3.4	3.39

LAMA ROYALTY MAP(3)

The royalty covers the Penelope open pit mine in the southeast of the royalty boundary and the eastern extensions of the Lama mineralization at the Lama project. The royalty straddles the outer boundaries of the 2018 Pascua Lama pit boundary but includes resources outside of the pit. Lama Norte, Morro Norte, Lama Este, Lama Sur and the Lama-Penelope Porphyry are all included in the royalty area. Image source: Barrick Q1 2021 Results Presentation.

TRANSACTION STRUCTURE

Metalla has agreed to pay an aggregate of $7.5 million in consideration for the Royalties to be satisfied by Metalla through the payment of $2.5 million in cash and the issuance of $2.5 million in common shares on the closing date of the Transaction (based on the 15-day volume-weighted average price of shares traded on the NYSE American LLC ("NYSE") prior to this announcement at a price of US$5.3553 per share (representing an aggregate of 466,827 common shares of Metalla). The remaining $2.5 million in cash or common shares of Metalla is to be paid within 90 days upon the earlier of a 2 Moz gold mineral reserve estimate on the royalty area or 36 months after the closing date of the Transaction. Under the RPA, Metalla will retain a pre-emptive right on the future sale of the remaining half of the royalty. The Transaction is subject to customary closing conditions (including the consent of Barrick to the assignment of the Royalties which cannot be unreasonably withheld under the terms of the royalty agreement) and exchange approvals and is expected to close in Q1 2023.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, M.Sc., geologist and member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves and technical data on the project, Canadian investors should refer to the NI 43-101 Technical Report for the Pascua Lama Project titled "Technical Report on the Pascua Lama Project" dated March 31, 2011 (the "2011 Technical Report") and on file at www.sedar.com. Production numbers and gold contained figure from pg.135.

(2) See Barrick February 22, 2018 Press Release.

(3) See Barrick Q3 2021 Results Presentation, Barrick Argentina Q3 2021 Media Day, Barrick Q1 2021 Results Presentation.

(4) See Barrick 2021 Annual Information Form and 2020 Annual Information Form and 2012 Barrick Gold Annual Report.

(5) Numbers may not add due to rounding.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Lama is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the royalties. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interests. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements include, but are not limited to:  the satisfaction of the conditions required for the closing of the Transaction; the closing of the Transaction; the authorization by the TSX Venture Exchange and NYSE of the issuance of common shares in connection with the Transaction; statements with respect to expected construction and production at Lama, the accretive nature of and value to be derived from the Transaction, future exploration, development, production, costs, recoveries, cash flow, the profitability margins that are expected to be achieved at Lama, life of mine, relative size of mine, expansion, current and potential future estimates of mineral reserves and resources on, and other anticipated developments, achievements and economics of, Lama, and the Company's potential to become a leading gold and silver company, accumulate additional royalties and streams, future returns and future cash generation. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to:  the risk that the parties may be unable to satisfy the closing conditions for the Transaction or that the Transaction may not be completed; the consent of Barrick being delayed, conditioned or withheld; the Company's ability to make the required payments under the RPA including the remaining $2.5M payment; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.